SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             CARRIAGE SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143905107
                              --------------------
                                 (CUSIP Number)

                              Copy to:   Stephen A. Cohen, Esq.
Applewood Associates, L.P.               Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                         750 Lexington Avenue
Brookville, NY 11545                     New York, New York 10022
Telephone (516) 626-3070                 Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 21, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

#136373

CUSIP
No. 143905107                         13D
--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                       Applewood Associates, L.P.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                 (a)   |_|
                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7   Sole Voting Power
                             4,222,220 shares                          7.1%
      Number of           (Represents 422,222 shares of the Issuer's Class B
       Shares             Common Stock which are entitled to 10 votes per share)
    Beneficially      ----------------------------------------------------------
      Owned By        8   Shared Voting Power
        Each                  0 shares                                   0%
     Reporting        ----------------------------------------------------------
       Person         9   Sole Dispositive Power
        With                 422,222 shares                            4.3%
                      ----------------------------------------------------------
                      10  Shared Dispositive Power
                             0 shares                                    0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                   422,222 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                       4.3%

--------------------------------------------------------------------------------
14   Type of Reporting Person*                         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                    -2 of 13-

CUSIP
No. 143905107                          13D
--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                          Barry Rubenstein

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC,PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                      7  Sole Voting Power
                                 0   shares                                 0%
    Number of         ----------------------------------------------------------
     Shares           8  Shared Voting Power
  Beneficially                 4,580,550 shares                           7.7%
    Owned By             (Includes 455,555 shares of the Issuer's Class B Common
      Each               Stock which are entitled to 10 votes per share)
    Reporting         ----------------------------------------------------------
     Person           9  Sole Dispositive Power
      With                       0     shares                               0%
                      ----------------------------------------------------------
                      10 Shared Dispositive Power
                              480,555 shares                              4.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                      480,555 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          4.9%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                    -3 of 13-

CUSIP
No. 143905107                                           13D
--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                           Irwin Lieber

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
                      7   Sole Voting Power
      Number of                363,230 shares                             0.6%
       Shares             (Includes 33,333 shares of the Issuer's Class B Common
    Beneficially           Stock which are entitled to 10 votes per share)
      Owned By        ----------------------------------------------------------
        Each          8   Shared Voting Power
      Reporting                4,222,220 shares                           7.1%
       Person             (Represents 422,222 shares of the Issuer's Class B
        With              Common Stock which are entitled to 10 votes per share)
                      ----------------------------------------------------------
                      9   Sole Dispositive Power
                                 63,233 shares                            0.6%
                      ----------------------------------------------------------
                      10  Shared Dispositive Power
                               422,222 shares                             4.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                      485,455 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          4.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                    -4 of 13-

CUSIP
No. 143905107                         13D
--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                             Barry Fingerhut

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
                      7   Sole Voting Power
      Number of              958,680 shares                              1.6%
       Shares             (Includes 84,258 shares of the Issuer's Class B Common
    Beneficially           Stock which are entitled to 10 votes per share)
      Owned By        ----------------------------------------------------------
        Each          8   Shared Voting Power
      Reporting               4,366,660 shares                           7.4%
       Person             (Represents 436,666 shares of the Issuer's Class B
        With              Common Stock which are entitled to 10 votes per share)
                      ----------------------------------------------------------
                      9   Sole Dispositive Power
                             200,358 shares                              2.0%
                      ----------------------------------------------------------
                      10  Shared Dispositive Power
                               436,666 shares                            4.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                      637,024 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         6.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

#136373


                                    -5 of 13-

CUSIP
No. 143905107                          13D
--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                        Applewood Capital Corp.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
                      7   Sole Voting Power
      Number of                 0 shares                                   0%
       Shares         ----------------------------------------------------------
    Beneficially      8   Shared Voting Power
      Owned By                4,222,220 shares                           7.1%
        Each              (Represents 422,222 shares of the Issuer's Class B
      Reporting           Common Stock which are entitled to 10 votes per share)
       Person         ----------------------------------------------------------
        With          9   Sole Dispositive Power
                                0 shares                                   0%
                      ----------------------------------------------------------
                      10  Shared Dispositive Power
                                422,222 shares                           4.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     422,222 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                         4.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                   CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

#136373


                                    -6 of 13-

CUSIP
No. 143905107                          13D
--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                            Seth Lieber

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
                  7  Sole Voting Power
      Number of           27,770 shares                                 0.1%
       Shares        (Represents 2,777 shares of the Issuer's Class B Common
    Beneficially     Stock which are entitled to 10 votes per share)
      Owned By    --------------------------------------------------------------
        Each      8  Shared Voting Power
      Reporting           4,222,220 shares                              7.1%
       Person        (Represents 422,222 shares of the Issuer's Class B Common
        With         Stock which are entitled to 10 votes per share)
                  --------------------------------------------------------------
                  9  Sole Dispositive Power
                        2,777 shares                                    0.1%
                  --------------------------------------------------------------
                  10 Shared Dispositive Power
                          422,222 shares                                4.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     424,999 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        4.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                               IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

#136373


                                    -7 of 13-

CUSIP
No. 143905107                          13D
--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                           Jonathan Lieber

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                      WC, PF
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power
      Number of            33,330 shares                                 0.1%
       Shares         (Represents 3,333 shares of the Issuer's Class B Common
    Beneficially      Stock which are entitled to 10 votes per share)
      Owned By    --------------------------------------------------------------
        Each      8   Shared Voting Power
      Reporting              4,222,220 shares                            7.1%
       Person         (Represents 422,222 shares of the Issuer's Class B Common
        With          Stock which are entitled to 10 votes per share)
                  --------------------------------------------------------------
                  9   Sole Dispositive Power
                          3,333 shares                                   0.1%
                  --------------------------------------------------------------
                  10  Shared Dispositive Power
                           422,222 shares                                4.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                      425,555 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         4.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

#136373


                                    -8 of 13-

      This statement, dated May 21, 1997, constitutes Amendment No. 2 to the
Schedule 13D, dated August 8, 1996, regarding the reporting persons' ownership of certain securities of Carriage Services, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule.

      This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The amount of funds used in making the purchases of Class A Common Stock is set forth below:

      Barry Fingerhut acquired an additional 55,100 shares of Class A Common Stock for an aggregate of $1,087,000 and the Barry Fingerhut IRA acquired 20,000 shares of Class A Common Stock for $363,000. The source of funds was working capital and personal funds.

      Irwin Lieber acquired a total of 29,900 shares of Class A Common Stock for an aggregate of $560,000. The source of funds was working capital and personal funds.

      Woodland Partners acquired 25,000 shares of Class A Common Stock for $455,000. The source of funds was working capital.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

      (a) The following list sets forth the aggregate number and percentage (based on 4,484,495 shares of Class A Common Stock and 5,356,650 shares of Class B Common Stock outstanding as reported by the Issuer in its Proxy Statement for Annual Meeting of Stockholders to be held May 7, 1997) of outstanding shares of Class A Common Stock owned beneficially by each person named in Item 2, as of May 21, 1997:

#136373


                                    -9 of 13-

                                     Shares of Class A          Percentage        Percentage of Shares of
                                       Common Stock              of Voting         Class A Common Stock
          Name                      Beneficially Owned(1)        Control(1)         Beneficially Owned
          ----                      ------------------           --------           ------------------
Applewood Associates, L.P.(2)           422,222                      7.1%                  4.3%
Barry Rubenstein(2)                     480,555(3), (4)              7.7%                  4.9%
Irwin Lieber(2)                         465,455(3)                   7.7%                  4.9%
Barry Fingerhut(2)                      637,024(3), (5)              9.0%                  6.5%
Applewood Capital Corp.(2)              422,222(3)                   7.1%                  4.3%
Seth Lieber(2)                          424,999(6)                   7.2%                  4.3%
Jonathan Lieber(2)                      425,555(6)                   7.2%                  4.3%

---------------------------

1 Includes shares of Class B Common Stock convertible into shares of Class A Common Stock. Holders of Class B Common Stock are entitled to ten votes for each share held on all matters submitted to a vote of common stockholders.

2 The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

3 The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 422,222 shares of Class B Common Stock owned by Applewood.

4 Includes 33,333 shares of Class B Common Stock owned by Woodland Partners. Includes 25,000 shares of Class A Common Stock owned by Woodland Partners. As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to all shares owned by Woodland Partners.

5 Includes 90,100 shares of Class A Common Stock owned by Mr. Fingerhut, 20,000 shares of Class A Common Stock held in the Barry Fingerhut IRA account and 6,000 shares of Class A Common Stock to be acquired upon the exercise of a non-qualified stock option. Includes 84,258 shares of Class B Common Stock. Mr. Fingerhut has shared dispositive and voting power with respect to 6,111 shares of Class B Common Stock owned by Longboat Key Associates. Mr. Fingerhut has shared dispositive or voting power with respect to 8,333 shares of Class B Common Stock jointly owned by Mr. Fingerhut and a third party.

6 The reporting person is an officer of Applewood Capital and accordingly has shared voting and dispositive power with respect to the 422,222 shares of Class B Common Stock owned by Applewood.

            (b) Applewood has sole power to vote and dispose of 422,222 shares of Class B

#136373


                                   -10 of 13-

Common Stock, which represents approximately 7.1% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 4.3% of the outstanding Class A Common Stock.

            By virtue of being a general partner of Applewood and of Woodland Partners and an officer and director of Applewood Capital, Barry Rubenstein may be deemed to have shared power to vote and dispose of 480,555 shares of Class B Common Stock which represents approximately 7.7% of the combined voting power of the Class A and Class B Common Stock and which, if the shares of Class B Common Stock were fully converted into Class A Common Stock, would represent approximately 4.9% of the outstanding Class A Common Stock.

            Irwin Lieber has sole power to vote and dispose of 33,333 shares of Class B Common Stock and 29,900 shares of Class A Common Stock which represents approximately 0.6% of the combined voting power of the Class A and Class B Common Stock and which if fully converted into Class A Common Stock, would represent approximately 0.6% of the outstanding Class A Common Stock. By virtue of being a general partner of Applewood and an officer and director of Applewood Capital, Mr. Lieber may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.1% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into shares of Class A Common Stock, would represent approximately 4.3% of the outstanding Class A Common Stock.

            Barry Fingerhut has sole power to vote and dispose of 110,100 shares of Class A Common Stock and 84,258 shares of Class B Common Stock. Such shares represent approximately 1.6% of the combined voting power of the Class A and Class B Common Stock and, if the shares of Class B Common Stock were fully converted into Class A Common Stock, would represent approximately 2.0% of the outstanding Class A Common Stock. By virtue of being a general partner of Applewood and an officer and director of Applewood Capital, a general partner of Longboat Key Associates and through joint ownership with a third party, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 436,666 shares of Class B Common Stock which represents approximately 7.4% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 4.4% of the outstanding Class A Common Stock.

            Applewood Capital may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.1% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent 4.3% of the outstanding Class A Common Stock.

            Seth Lieber has sole power to vote and dispose of 2,777 shares of Class B Common Stock and, by virtue of being an officer of Applewood Capital, May be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.1% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 4.3% of the outstanding

#136373


                                   -11 of 13-
shares of Class A Common Stock.

            Jonathan Lieber has sole power to vote and dispose of 3,333 shares of Class B Common Stock and, by virtue of being an officer of Applewood Capital, may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.1% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 4.3% of the outstanding shares of Class A Common Stock.

            (c) The following is a description of all transaction in shares of Class A Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from March 21, 1997 through May 21, 1997 inclusive.

Name of                    Purchase of       Number of Shares       Purchase or
Shareholder                Sale Date        Purchased or (Sold)     Sale Price
-----------                ----------       -------------------     ----------
Barry Fingerhut              5/20/97                5,000               $18.13
Barry Fingerhut IRA          5/20/97               20,000               $18.13
Irwin Lieber                 5/20/97               20,000               $18.13
Woodland Partners            5/21/97               25,000               $18.19

            The shares of Class A Common Stock were acquired in the over-the-counter market.

            On August 13, 1996, Mr. Fingerhut was granted an option to acquire 25,000 shares of Class A Common Stock with an exercise price of $13.50 per share. One-third of the options vest 25% per year over the four year period from the date of grant. The balance of the options vest upon the Issuer's Class A Common Stock achieving a market price of $27.99 for 20 consecutive trading days prior to the fourth anniversary of the date of grant (otherwise, the balance vests 25% per year in the fifth through eighth years).

            On May 7, 1997, Mr. Fingerhut was granted an immediately exercisable ten year non-qualified stock option to acquire 6,000 shares of Class A Common Stock with an exercise price of $20.00 per share.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not Applicable.

#136373

                                   -12 of 13-

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                       APPLEWOOD ASSOCIATES, L.P.


                                       By:  s/Irwin Lieber
                                            -----------------------------------
                                                Irwin Lieber, General Partner

                                       APPLEWOOD CAPITAL CORP.


                                       By: s/ Barry Rubenstein
                                           ------------------------------------
                                              Barry Rubenstein, President


                                         s/ Barry Rubenstein
                                         --------------------------------------
                                              Barry Rubenstein


                                         s/ Irwin Lieber
                                         --------------------------------------
                                              Irwin Lieber


                                         s/ Barry Fingerhut
                                         --------------------------------------
                                              Barry Fingerhut


                                         s/ Seth Lieber
                                         --------------------------------------
                                              Seth Lieber


                                         s/ Jonathan Lieber
                                         --------------------------------------
                                              Jonathan Lieber

Date: May 29, 1997

ATTENTION:                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
                           1001).

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                                   -13 of 13-